SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Lovesac Company

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

54738L 109

(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,276,162(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,276,162(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,276,162(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 44.50%(2)
14	Type of Reporting Person IN

(1)

Includes shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held by: (i) SAC Acquisition LLC (5,416,244 shares), which Mr. Heyer indirectly controls through various affiliated entities, (ii) Mistral Sac Holdings, LLC (187,500 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Sac Holdings 3, LLC (225,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (iv) Mistral Sac Holdings 4, LLC (447,418 shares, which amount includes 185,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.

(2)	Based on 13,504,269 shares of Common Stock outstanding as of October 22, 2018 and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person SAC Acquisition LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,416,244
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,416,244

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,244
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 40.11%[1]
14	Type of Reporting Person OO

(1)	Based on 13,504,269 shares of Common Stock outstanding as of October 22, 2018.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Sac Holdings 3, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 225,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 225,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 1.64%[1]
14	Type of Reporting Person OO

(1)	Represents shares of Common Stock issuable upon exercise of a warrant.
(2)	Based on 13,504,269 shares of Common Stock outstanding as of October 22, 2018 and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 1 (this “Amendment No. 1”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (the “Schedule 13D”), is being filed by SAC Acquisition LLC, a Delaware limited liability company (“SAC”), Mistral Sac Holdings 3, LLC, a Delaware limited liability company (“MSH3”) and Andrew R. Heyer, an individual (“Heyer” and, together with SAC and MSH3, the “Reporting Persons”), with respect to the common stock, par value $0.00001 per share (the “Common Stock”), of The Lovesac Company, a Delaware corporation (the “Issuer”).

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D. The Reporting Persons are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 1:	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 1.

Item 2:	Identity and Background

The information regarding the Reporting Persons contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 1.

Item 3:	Source and Amount of Funds or Other Consideration

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 1.

Item 4:	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On October 29, 2018, each of the Reporting Persons and the Issuer entered into an underwriting agreement with Roth Capital Partners, LLC (“Roth”), as representative of the several underwriters set forth therein (the “Underwriting Agreement”) relating to an underwritten public offering of 2,000,000 shares of Common Stock (the “Offering”). On October 31, 2018, the Offering and sale of such Common Stock was consummated at a price to the public of $19.00 per share. As a result of that closing, the percentage ownership beneficially owned by the Reporting Persons decreased by an amount greater than 1%.

Pursuant to the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement (as described in Item 6 herein) (a “Lock-Up Agreement”).

The foregoing description of the Underwriting Agreement is not complete and is a summary and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer	6,276,162	(1)	0		6,276,162	44.50%
SAC Acquisition LLC	0		5,416,244		5,416,244	40.11%
Mistral Sac Holdings 3, LLC	0		225,000	(2)	225,000	1.64%

*	All share numbers presented in this table assume full exercise of the warrants to purchase shares of Common Stock identified in the notes below.
+	Based on 13,504,269 shares of Common Stock outstanding as of October 22, 2018 and assumes the exercise of all warrants to purchase shares of Common Stock identified in the notes below.
(1)

Includes shares of Common Stock held by: (i) SAC Acquisition (5,416,244 shares), which Mr. Heyer indirectly controls through various affiliated entities who are entitled to designate a majority of SAC Acquisition’s board of managers, (ii) MSH (187,500 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) MSH3 (225,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (iv) MSH4 (447,418 shares, which amount includes 185,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.

(2)	Represents 225,000 shares of Common Stock issuable upon exercise of a warrant.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

See Item 4 above.

In connection with this Offering, each of the Reporting Persons entered into a Lock-Up Agreement with Roth. Under the terms of the Lock-Up Agreement, during the period ending on, and including, the 90th day following the date of the final prospectus relating to the Offering, the Reporting Persons may not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock, subject to certain exceptions.

The Lock-Up Period is subject to certain exceptions under certain circumstances. The foregoing description of the Lock-Up Agreement is a summary and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 7:	Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 1	Underwriting Agreement, dated October 29, 2018, between the Issuer, the Selling Stockholders named therein, and Roth Capital partners, LLC, as the representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 of the Issuer’s Registration Statement on Form S-1/A filed with the SEC on October 26, 2018)

Exhibit 2	Form of Lock-Up Agreement (included in Exhibit 1 hereto)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 2, 2018

SAC ACQUISITION LLC

By:	/s/ Donna Dellomo
Name: Donna Dellomo
Title: Chief Financial Officer

MISTRAL SAC HOLDINGS 3, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Chief Executive Officer

ANDREW R. HEYER

/s/ Andrew R. Heyer